FIRST TRUST ADVISORS L.P.

PROXY VOTING GUIDELINES

Rule 206(4)-6 requires advisers to adopt and implement policies and procedures reasonably designed to ensure any proxy voting on behalf of advisory clients is conducted in a manner in the best interests of clients and address how conflicts of interest are managed between the adviser’s interest and the interests of the client. In addition to adopting policies and procedures, advisers must disclose proxy voting policies and procedures to its clients, offer to furnish a copy of its policies and procedures and inform clients on how to obtain records of proxy votes cast on their behalf.

First Trust Advisors L.P. (“FTA” or the “Adviser”) serves as investment adviser to separate managed accounts, open- and closed-end investment companies, and other collective investments (the “Clients”). As part of these services, the Adviser has, in most cases, agreed to be responsible for proxy voting on its Clients’ behalf. In fulfilling these duties, the Adviser has adopted the following policies and procedures:

1. It is the Adviser’s policy to seek and to ensure that proxies are voted consistently and in the best economic interests of the Client. FTA’s Investment Committee is responsible for the implementation of the FTA Proxy Voting Guidelines (the “Policy”).

2. The Adviser has contracted with Institutional Shareholder Services (“ISS”) to provide proxy research, recommendations, and voting services. ISS provides a password protected website which is accessible to authorized FTA personnel to download upcoming proxy meeting data, including research reports, of companies held in Client portfolios. The website can be used to view the various Client accounts for which FTA votes proxies, to view proposed proxy votes, to enter votes for upcoming meetings and to run various reports.

FTA typically provides a file of the securities held in each Client account to ISS nightly. ISS uses this data to update the Client holdings in their system.

3. FTA will generally follow the ISS Proxy Voting Guidelines to vote proxies for Client accounts, so long as such guidelines are considered to be in the best interests of the Client, and so long as there are no noted or perceived conflicts of interest. FTA’s use of the ISS Proxy Voting Guidelines is not intended to constrain FTA’s consideration of any proxy proposal, and there may be times when FTA deviates from the ISS Proxy Voting Guidelines. FTA retains final authority and fiduciary responsibility for proxy voting.

In certain circumstances, where FTA has determined that it is consistent with the Client’s best interest, FTA will not take steps to ensure that proxies are voted on securities in the Client’s accounts. The following are circumstances where this may occur:

(a) Limited Value. Proxies will not be required to be voted on securities in a Client’s account if the value of the Client’s economic interest in the securities is indeterminable or insignificant (less than $1,000). Proxies will also not be required to be voted for any securities that are no longer held by the Client’s account.

(b) Securities Lending Program. When securities are out on loan, they are transferred into the borrower’s name and are voted by the borrower, in its discretion. In most cases, FTA will not take steps to see that loaned securities are recalled to be voted. However, where FTA determines that a proxy vote, or other shareholder action, is materially important to the Client’s account, FTA will make a good faith effort to recall the security for purposes of voting, understanding that in certain cases, the attempt to recall the security may not be effective in time for voting deadlines to be met.

(c) Unjustifiable Costs. In certain circumstances, after doing a cost-benefit analysis, FTA may choose not to vote where the cost of voting a Client’s proxy would exceed any anticipated benefits to the Client of the proxy proposal (e.g. foreign securities).

(d) International Markets Share Blocking. In international markets where share blocking applies, FTA typically will not, but reserves the right to, vote proxies due to liquidity constraints. Share blocking is the “freezing” of shares for trading purposes at the custodian/sub-custodian bank level in order to vote proxies. While shares are frozen, they may not be traded. Therefore, the potential exists for a pending trade to fail if trade settlement falls on a date during the blocking period.

4. On a weekly basis, a member of FTA’s Portfolio and Product Management Department reviews ISS’ Level Classification and Quality Score of new proxies. For any proxy meeting deemed material1 a copy of the ISS research report will be downloaded and saved. All other matters will be reviewed only at the discretion of FTA’s Investment Committee, Portfolio Management or Research. The downloaded ISS research reports are submitted to FTA’s Research Department for review and to determine if they agree with ISS’ recommendations. Research will review ISS’ and the target company’s management recommendation, and may review information publicly available about the target company. This includes original and subsequent amendments to ISS’ research report, EDGAR filings and any noted conflicts of interest. The Research Department’s decision will be communicated to FTA’s Investment Committee.

For fund Clients relying on Section 12(d)(1)(F) of the 1940 Act or applicable exemptive relief, FTA will vote proxies for investment company securities held by such funds in the same proportion as all other holders of such securities (i.e. mirror or echo voting) to the extent possible.

5. FTA may determine voting in accordance with the ISS recommendations is not in the best interests of a Client. Whenever a conflict of interest arises between ISS and a target company subject to a proxy vote, the Adviser will consider the recommendation of the company and what the Adviser believes to be in the best interests of the Client and will vote the proxy without using the analyses of ISS. If FTA has knowledge of a material conflict of interest between itself and a Client, the Adviser shall vote the applicable proxy in accordance with the ISS recommendations to avoid such conflict of interest. If there is a decision to go against the ISS recommendation, FTA’s Investment Committee will document the reasoning for the decision and instruct ISS to change its vote to reflect this decision.

With respect to fund and variable annuity sub-account Clients, if there is a conflict of interest between fund shareholders and FTA or other fund service providers, FTA will vote the proxy based on the recommendations of ISS to avoid such conflict of interest.

6. If a Client requests the Adviser to follow specific voting guidelines or additional guidelines, the Adviser shall review the request and follow such guidelines, unless the Adviser determines that it is unable to follow such guidelines. In such case, the Adviser shall inform the Client that it is not able to follow the Client’s request.

7. FTA receives various reports from ISS on a quarterly basis. These reports include, among other things, a proxy summary of all proxies voted during the prior quarter, a list of all proxies that were not voted and the reason. FTA will periodically review a random sample of the votes recommended by ISS to ensure they are consistent with the Voting Guidelines and report any inconsistencies to FTA’s Investment Committee. A list of proxies not voted for the First Trust funds and reason why is provided to Legal for inclusion in the quarterly First Trust funds board book.

8. Any Client requests for a copy of FTA’s proxy voting policies and procedures, voting guidelines, or voting results must be forwarded to Compliance for review and response.

Shareholders of any fund managed by FTA can review the proxy voting guidelines on the First Trust Fund’s website www.ftportfolios.com and a fund’s voted proxies (if any) relating to portfolio securities during the most recent 12-month period ended June 30 is available upon request or by accessing EDGAR from the SEC’s website at www.sec.gov. This Policy will be provided with each advisory contract and will also be described and provided with the Form ADV, Part 2A.

9. FTA shall provide reasonable oversight of ISS. FTA will seek to ascertain whether ISS has the capacity and competency to adequately analyze proxy issues. Specific oversight responsibilities will include the following:

(a) On at least an annual basis, if not more frequent, FTA will:

(i)	conduct a due diligence review of ISS;
(ii)	review the adequacy and quality of the proxy advisory firm’s staffing and personnel and technology;
(iii)	monitor changes to the ISS guidelines and disclosed conflicts of interest on at least an annual basis to determine that such guidelines and potential conflicts continue to result in a proxy voting policy that is in the best interest of clients; and
(iv)	review whether ISS has identified any recommendation based on a material factual error. If so, FTA’s Investment Committee shall investigate the error and evaluate whether ISS is taking steps to mitigate making such errors in the future.
10.	Recordkeeping

FTA will maintain the following records relating to proxy voting:

(a)	a copy of this Policy;
(b)	a copy of each proxy form for which it is responsible to vote;
(c)	a copy of each proxy solicitation, including proxy statements and related materials with regard to each proxy issue it votes;
(d)	documents relating to the identification and resolution of conflicts of interest, if any;
(e)	any documents created by FTA that were material to a proxy voting decision or that memorialized the basis for that decision; and
(f)	a copy of each written request from any Client for information on how FTA voted proxies on the Client’s behalf, and a copy of any written response by FTA to any written or oral request for information by a Client on how FTA voted proxies for that Client’s account.
11.	ISS, on FTA’s behalf, will maintain the following records relating to proxy voting:
(a)	a copy of each proxy form (as voted);
(b)	a copy of each proxy solicitation, including proxy statements and related materials with regard to each vote;
(c)	documents relating to the identification and resolution of conflicts of interest it identifies, if any; and
(d)	any documents created by ISS that were material to a proxy voting decision or that memorialized the basis for that decision.
12.	These records are either maintained at FTA’s office or are electronically available to FTA through access to ISS’s portal.

ISS Level Classification Descriptions

Level 1 – Election of directors (except for proxy contests); fix number of directors; ratification of auditors; name change; change in date of time of meeting; adjourn meeting; other business; can include shareholder proposals.

Level 2 – Employee stock purchase plans; increase in stock (except for private placements); reverse stock splits; standard corporate governance provisions (declassifying the board, supermajority votes, etc.); social/environmental/human rights proposals; standard mutual fund proposals (except for advisory agreements, proposals to open-end the fund).

Level 3 – Compensation Plans.

Level 4 – Private Placements; formation of a holding company; anti-takeover proposals (poison pills, fair price provisions, etc.); reincorporation; director and officer liability indemnification; conversion of securities; liquidation of assets; mutual fund advisory agreements.

Level 5 – Mergers; acquisitions; sale of assets; conversion of closed-end fund to open-end; reorganization; restructuring.

Level 6 – Proxy Contests.

Adopted:	September 15, 2003
Amended:	December 10, 2007
Amended:	September 21, 2009
Amended:	September 12, 2016
Amended:	March 9, 2020
Amended:	June 7, 2021

1 Materiality is generally defined as any proxy with a Classification Level of 4 or higher or a target company’s governance Quality Score of 10. See below for a description of Classification Levels. Quality Score indicates a company’s governance risk (board structure, compensation programs, shareholder rights, and audit and risk oversight). The lowest score of 1 indicates relatively higher quality governance practices and relatively lower governance risk and conversely, the highest score of 10 indicates relatively higher governance risk.